SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Code of Ethic filed by the Company with the Comisión Nacional de Valores on July 29, 2005:

APSA’S CODE OF ETHICS

We shall carry out our business activities with honesty and integrity, complying with the laws of the countries in which we operate and any other applicable legislation. Our directors, officers and employees must act with honesty and integrity and must act responsibly when dealing with clients, investors, suppliers, government authorities, communicators and other entities or individuals.

Although our Code of Ethics provides a wide variety of guidelines for acceptable personal and corporate behavior, no code of ethics can include guidelines for all possible situations. Therefore, this Code does not replace our responsibility and obligation to exercise proper criteria, while evaluating each of them. When in doubt directors, officers and employees should seek guidance from the members of the Ethics Committee.

The Code of Ethics applies to our directors, officers and employees belonging to Alto Palermo S.A. (APSA) and subsidiaries.

1. Our directors, officers and employees must act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships.

2. Our directors, officers and employees are responsible for full, fair, accurate, timely and understandable disclosure in reports and documents that the Company submits to controlling entities and shareholders.

3. Our directors, officers and employees must comply with applicable governmental laws, rules and regulations.

4. Our directors, officers and employees shall promptly report to the Ethics Committee any information they may have concerning any violation of this Code of Ethics.

5. Our directors, officers and employees will be held accountable for adherence to the Code of Ethics.

WORKING ENVIRONMENT

We are committed to employing and promoting employees based on their qualifications, experience, and the skills necessary for such position. We promote a working environment based on equity, trust and respect.

We are committed to providing a safe and secure working environment for our employees. It is each employee’s duty to comply with security standards and regulations and each employee shall take necessary precautions to protect other employees and themselves. Each employee is also responsible for immediately reporting to his or her manager any accidents or unsafe conditions and practices in their working environment.

SHAREHOLDERS (Public Information)

Our operations are carried out pursuant to international standards and regulations for business ethics. We provide our shareholders with reliable information on our results, financial statements, activities and structures (according to CNV, SEC and other regulations).

CONFIDENCIAL INFORMATION

Notwithstanding the abovementioned statement, certain information is considered confidential, such as investments under evaluation, non-released financial statements, acquisition or sale of any type of significant assets, facts that could lead to litigations affecting significantly financial statements, client data and internal procedures. Such information should only be used for the company’s business and is not to be shared with external individuals or employees who do not require such information to carry our their tasks. Necessary steps should be taken to avoid unnecessary or accidental disclosures.

PURCHASE AND SALE OF SECURITIES

Employees and directors bearing our securities, securities from competing companies and/or securities from companies maintaining commercial bonds with our company must inform the Ethics Committee of such ownership interest and any transactions in such securities.

1. Privileged and or confidential information

Directors, officers and employees are prohibited from using confidential information to purchase or sell our securities or options to purchase or sell our securities.

2. Related individuals

Transactions performed on behalf of the abovementioned by husbands, minor sons subject to parental authority and any other person acting on behalf or in the interest of the employee, officer or director will be subject to the same limitations.

3. Transaction prohibition period

There will be a period of prohibition for the purchase or sale of securities or their options which will run as from fifteen days prior to the closing of quarterly balance sheets, September 30, December 31, March 31 and twenty one days prior to the closing of the annual balance sheets, on June 30 of each year, as well as on every occasion that the Board deems it necessary.

4. Ownership and transaction communications

The Ethics Committee shall be informed of ownership of securities as well as on occasion of transactions, informing on the operation, stating date, amount and price no later that five days after the operation.

MARKETING, PUBLICITY AND PROMOTIONS

Our advertising and promotion campaigns shall include clear and sincere messages that will not be misunderstood by our clients.

INTEGRITY IN BUSINESS

No employee may give or receive gifts or payments to or from clients or potential clients, suppliers or potential suppliers, other employees, government entities or other entities, which could be interpreted as an improper gift given or received to achieve any advantage in business operations.

Likewise no employee may:

•	Acquire any value from any other employee, or individual or external entity, as a means of compensation for any business transaction, service granted or confidential information.

•	Personally benefit from opportunities arising from the use of the company assets, contacts, information or his or her position with the company.

•	Accept employment from a competing company or assist a competing company (including consulting) in activities, which could conflict with our interests.

•	Engage in personal activities, other than authorized during working hours,

•	Act on behalf of the company in a transaction where such employee or such employee’s family has a direct or indirect interest.

On certain occasions, employees may accept or grant gifts or benefits from or to other employees, suppliers, government entities or others, such as:

•	Special occasions or social events (promotions, graduations, birthdays, weddings, retirement, etc.) as long as such gifts do not exceed the amounts established, during the calendar year, or are part of typical employee practices (birthday funds, etc.).

POLICIES, REGULATIONS AND INTERNAL PROCEDURES

Employees should comply with internal control procedures to preserve the company’s interests. Such internal control procedures shall include the use of passwords, which are personal and confidential, authorizations and approvals, fund management, registry of operations and assuming third parties obligations.

CARE OF COMPANY’S ASSETS

Employees shall maintain the company’s assets and property and ensure their proper utilization. Company’s property is not intended for inappropriate use or different from its original purpose (including assets, hardware and software resources and data transmission), except as permitted by the written consent of the manager responsible for such assets or property.

EMPLOYEES RESPONSIBILITY

All employees shall read the Code of Ethics and return a written signed statement accepting and assuming the responsibility to act pursuant to the rules and regulations included therein.

Non-compliance with the Code of Ethics are subject to the pertaining labor sanctions and may result in termination of employment with cause, notwithstanding other civil or criminal actions which may be initiated.

ADMINISTRATION OF CODE OF ETHICS

An Ethics Committee is responsible for the resolution of issues related to the Code of Ethics and shall determine the appropriate disciplinary action for any violation of such Code of Ethics. The committee will bear two different stages: 1) comprised by three or more of the company’s officers designated in the enclosed annex, will be responsible for the solution of issues related to the Code of Ethics of the company’s employees except for officers and directors; 2) comprised by the members of the board designated in the enclosed annex will be responsible for the solution of issues related to the Code of Ethics for Directors and officers.

Any amendments to the Code of Ethics proposed by the Ethics Committee must be authorized by the Board of Directors

Any waiver of the Code of Ethics for executive officers and directors must be approved by the Board of Directors and disclosed to the shareholders along with the reasons for such waiver.

INQUIRIES AND REPORTS

Any issues involving the Code of Ethics shall be communicated to the Ethics Committee. No adverse measures will be taken against any person who in good faith, with respect for the rights and privacy of the affected individuals, reports a possible violation of or questionable conduct under the Code of Ethics. Any information provided by such individuals will be confidential and appropriate action will be taken to resolve such matters.

Any information regarding violations of or questionable conduct under the Code of Ethics shall be communicated to the Ethics Committee (See Annex)

If I have doubts on a decision

We suggest you ask yourself:

✓	Is it included in the Code of Ethics?

✓	Is it legal?

✓	Is it right?

✓	Will my working companions, family and friends approve it?

✓	Am I going to feel right tomorrow with the decision I took?

If the answer is “yes”, I am on the right way.

If I have doubts, I will inquire the Ethics Committee.

To Mr.

I am hereby accepting compliance and adhesion to the Code of Ethics proposed by the Company, sharing its statements and contents. Furthermore, I acknowledge that the principles and dispositions of the abovementioned code are of immediate and compulsory application.

Signed:
Name:
DNI:

Date:	/ /

ANNEX

Member of the Ethics Committee

First Stage

Gastón Lernoud, 4344-4650, Contracts Manager, glernoud@altopalermo.com.ar .

Daniel Cazzasa, Auditing Manager, 4323-7457, dcazzasa@altopalermo.com.ar .

Roland Costa Picazo, Human Resources Manager, 4344-4775, rpicazo@altopalermo.com.ar .

Second Stage

Eduardo Elsztain, President, 4323-7500 int.100, eelsztain@altopalermo.com.ar .

Saúl Zang, Vicepresident, 4323-7500 int.100, szang@altopalermo.com.ar .

Alejandro Elsztain, Director, General Manager, 4344-4636, aelsztain@altopalermo.com.ar .

Reports: Communications

Any information related to violations or misconduct, pursuant to the Code of Ethics, will be informed to the Ethics Committee (1) via mail to comiteetica@irsa.com.ar, (2) by ordinary mail to the Ethics Committee to Moreno 877 piso 21, 54-11-4344-4600 o (3) personally contacting any member of the Ethics Committee.

Securities: Communications

Reports will be made via mail to acciones@irsa.com.ar up to five days after the transaction was performed, describing the operation, with date, amounts and prices.

Gifts: Offer and Acceptance

On special occasions or social events (promotions, graduations, birthdays, weddings, retirement, etc.) gifts can be accepted and granted as long as such gifts do not exceed all together the amount of pesos three hundred ($ 300) during the calendar year.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: July 29, 2005